Exhibit 99.1

NEWS RELEASE

CN to purchase its common shares under specific share repurchase programs

MONTREAL, July 29, 2016 – CN (TSX: CNR) (NYSE: CNI) announced today that it will repurchase common shares under three specific share repurchase programs (Programs). These purchases will form part of the Normal Course Issuer Bid for up to 33 million shares (Bid) announced on Oct. 27, 2015.

CN will enter into three share repurchase agreements (Agreements) with third parties to repurchase common shares through daily purchases that will take place commencing upon the completion of the previous share repurchase agreement up to October 29, 2016, subject to a maximum of 7,449,000 common shares. Pursuant to the terms of the Agreements, and subject to the terms of issuer bid exemption orders issued by the Ontario Securities Commission (Orders), the third parties will purchase CN’s common shares on the open market in accordance with the rules applicable to the Bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the Agreements. The price that CN will pay for any common shares purchased by it from the third parties under the Agreements will be negotiated by CN and the third parties and will be at a discount to the prevailing market price of CN’s common shares on the TSX at the time of the purchase. Information regarding the number of common shares purchased and aggregate purchase price will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following completion of each Program.

Pursuant to the terms of the Agreements and the Orders, all purchases made by the third parties or their agents on the TSX or any alternative trading markets pursuant to the Programs will be made independently of CN and will be made in accordance with the TSX rules applicable to the Bid, subject to limited exceptions as provided in the Orders. In addition, CN and any non-independent purchasing agent acting on behalf of CN are prohibited from purchasing any common shares during the term of the Programs. CN will acquire common shares from the third parties pursuant to the Agreements as part of the Bid and such common shares will be cancelled upon purchase by CN. The Programs will be carried out in succession, such that share purchases by each of the third parties will not be overlapping.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including potential purchases of common shares for cancellation under a normal-course-issuer bid. By their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; effects of climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Paul Butcher
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-4654